Lans Holdings, Inc.
Penthouse Menara Antara,
No 11 Jalan Bukit Ceylon
Kuala Lumpur, Malaysia

January 25, 2008

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Division of Corporate Finance
450 Fifth Street, NW
Mail Stop 0409

Attention:  Scott M. Anderegg, Staff Attorney, Division of Corporation Finance

Re:	Lans Holdings, Inc. Registration Statement on Form SB-2 Filed December 28, 2007 File No. 333-148395

____________________________________________________________________

We write on behalf of Lans Holdings, Inc. (the “Company”) in response to your letter of January 23, 2008, by II. Christopher Owings, Assistant Director of the United States Securities and Exchange Commission (the “Commission”), regarding the above-referenced Registration Statement on Form SB-2 (the “Comment Letter”).  On behalf of the Company, we have filed with the Commission via the EDGAR system, the First Amended Registration Statement on Form SB-2/A (the “Amended SB-2”).

The factual information provided herein relating to the Company has been made available to us by the Company.  Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter.

1.
We note that you were incorporated in the State of Nevada on November 13, 2007.  We further note that you issued the 950,000 shares of common stock that are the subject of this registration statement on June 30, 2007.  It is unclear to us how you offered shares and completed your offering of securities in reliance on Regulation S prior to your incorporation.  Please provide us with an analysis of how you offered and issued these shares prior to your incorporation and why you believe that it is appropriate to register them at this time.

In response to this comment, the Company’s board of directors ratified the past actions of Tan Sin Siong and Kenny Yap as promoters transacting business on behalf of the Company not yet formed in connection with the Regulation S offering on December 9, 2007.

Selling Shareholders, page 17

2.	We note on page 20 a selling shareholder listed as “Hafizah Binti Che Amid @ Ab. Hamid.” Please revise to clearly state the name of this selling shareholder.

In response to this comment, we have corrected the shareholder’s name.

Exhibits

3.	Please file as an exhibit the form of subscription or purchases agreement used in the Regulation S offering you conducted in June, 2007.

In response to this comment, we have filed the subscription agreement with the Amended Registration Statement.

Exhibit 5.1

4.
We note the language in the second to last and last paragraph.  “[m]y opinion speaks only as of the date hereof.”  Please be aware that in order for your registration statement to become effective, it will be necessary for counsel to re-file an opinion dated as of the effective date or revise the opinion to state that counsel has no obligation to update the opinion as of the date of effectiveness. Alternatively, counsel should remove the limitation from the opinion.

In response to this comment, counsel for the Company revised the opinion accordingly and filed it with the Amended Registration Statement.

Thank you for the opportunity to respond to these comments.  Please feel free to contact me at the number provided above with any further questions or comments.

Sincerely,

/s/ Eng Kok Yap
Eng Kok Yap